

February 9, 2015

Via E-mail
Mr. James T. Hau
Vice President and Chief Accounting Officer
The WhiteWave Foods Company
1225 Seventeenth Street, Suite 1000
Denver, CO 80202

Re: The WhiteWave Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35708

Dear Mr Hau:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant